Exhibit A

Dation, LLC Analysis of Difference Between Equity Method and Consolidation As of December 31, 2004

	Dation, LLC Statement	OMIF Statement As Issued	OMIF Statement If Consolidated
Balance Sheet
Cash and equivalents	$26,906	$9,008,819	$9,035,725
Loans secured by trust deeds	—	254,331,902	254,331,902
Interest and other receivables	31,390	3,196,324	3,227,714
Due from affilliate (Dation, LLC)	—	62,257	—
Real estate held for sale	2,372,477	9,034,578	9,459,101
Real estate held for investment	—	23,322,740	23,322,740

Total assets	$2,430,774	$298,956,620	$299,377,183

Accrued distributions payable	$—	$546,219	$546,219
Due to general partner	—	672,940	672,940
Accounts payable and accrued liabiliites	141,063	459,700	600,763
Interest payable to OMIF	895,967	—	—
Note payable to OMIF	2,056,355	—	—
Note payable	—	9,728,973	9,728,973
Note payable to general partner	—	1,102,895	1,102,895
Minority interest	—	178,597	178,597

	$3,093,385	$12,689,324	$12,830,387

OMIF Contributions	445,710	—	—
Partners' Capital	(1,108,321)	286,267,296	286,546,796

	$2,430,774	$298,956,620	$299,377,183

	Dation LLC Statement	OMIF Statement As Issued	OMIF Statement If Consolidated
Income Statement
Revenues:
Interest income on loans secured by trust deeds	$682	$26,559,888	$26,560,570
Gain on sale of real estate, net	107,532	814,681	922,213
Rental and other income from real estate properties	148,442	3,488,580	3,508,693
Other income	—	989,559	989,559

Total revenues	$256,656	$31,852,708	$31,981,035

Expenses:
Management fees to general partner	$—	$5,266,194	$5,266,194
Service fees to general partner	—	662,603	662,603
Carried interest to general partner	—	9,164	9,164
Administrative	—	44,400	44,400
Legal and accounting	—	259,130	259,130
Rental and other expenses on real estate properties	541,323	4,524,057	4,542,999
Interest expense	—	1,118,204	1,118,204
Minority interest	—	54,670	54,670
Other	—	78,751	78,751
Recovery of bad debts	—	(240,000)	(240,000)
Provision for losses on real estate held for sale	—	83,294	83,294

Total expenses	$541,323	$11,860,467	$11,879,409

Net income (loss)	$(284,667)	$19,992,241	$20,101,626